UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014.

Commission File Number 001-36027

MIX TELEMATICS LIMITED
(Translation of registrant’s name into English)

Howick Close, Waterfall Park, Midrand, South Africa 1686
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ⊠     Form 40-F   ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains a copy of MiX Telematics Limited's press release announcing the release of its financial results for first quarter fiscal 2015.

EXHIBIT INDEX

Exhibit No.	Description
99.1	MiX Telematics Limited press release dated August 7, 2014 – MiX Telematics Announces Financial Results For First Quarter Fiscal 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2014	MIX TELEMATICS LIMITED

	By:	/s/ Megan Pydigadu
	Name:	Megan Pydigadu
	Title:	Group Financial Director